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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 11-K

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           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                               EXCHANGE ACT OF 1934


                      For the six months ended July 1, 1998

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                        Commission file number: 33-60032

               Alpha Cellulose Corporation Cash Option Thrift Plan

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                            Buckeye Technologies Inc.
                     1001 Tillman Street, Memphis, TN 38112
                                  901-320-8100


                                 Plan Number 002

       Internal Revenue Service -- Employer Identification No. 62-1518973

                       July 1, 1998 and December 31, 1997


================================================================================

                                                    Audited Financial Statements
                                                      and Supplemental Schedules

                                                     Alpha Cellulose Corporation
                                                         Cash Option Thrift Plan

                                              July 1, 1998 and December 31, 1997
                                             with Report of Independent Auditors

                           Alpha Cellulose Corporation
                             Cash Option Thrift Plan

                              Financial Statements
                           and Supplemental Schedules


                       July 1, 1998 and December 31, 1997




                                                   Contents

Report of Independent Auditors..............................................1

Statements of Net Assets Available for Benefits.............................2
Statement of Changes in Net Assets Available for Benefits...................4
Notes to Financial Statements...............................................5

Line 27d--Schedule of Reportable Transactions...............................9

                                                  Report of Independent Auditors

Buckeye Investment Committee

We have audited the accompanying statements of net assets available for benefits of the Alpha Cellulose Corporation Cash Option Thrift Plan as of July 1, 1998 and December 31, 1997, and the statement of changes in net assets available for benefits for the six months ended July 1, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at July 1, 1998 and December 31, 1997 and the changes in net assets available for benefits for the six months ended July 1, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of reportable transactions for the six months ended July 1, 1998 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The fund information in the statements of net assets available for benefits as of July 1, 1998 and December 31, 1997, and the statement of changes in net assets available for benefits for the six months ended July 1, 1998, is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


December 14, 1998


                                       Alpha Cellulose Corporation Cash Option Thrift Plan

                              Statement of Net Assets Available for Benefits, With Fund Information

                                                  Six months ended July 1, 1998


                                                                                       Non-Participant
                                             Participant Directed                         Directed
                 --------------------------------------------------------------------  -------------
                               Cash
                             Management Growth   Investment      New                      Buckeye
                 Bond Fund   Trust of  Fund of   Company    Perspective    SMALLCAP       Stock      Participant  Unallocated
                 of America   America   America  of America     Fund       World Fund     Fund          Loans       Funds      Total
                 -------------------------------------------------------------------------------------------------------------------

Net assets
 available
 for benefits    $       -    $      -   $    -   $      -     $     -    $       -     $     -      $     -      $    -       $   -
                ====================================================================================================================
See accompanying notes.



                                       Alpha Cellulose Corporation Cash Option Thrift Plan

                              Statement of Net Assets Available for Benefits, With Fund Information

                                                   Year ended December 31, 1997


                                                                                      Non-Participant
                                          Participant Directed                          Directed
                   -----------------------------------------------------------------  ------------
                                Cash
                     Bond    Management   Growth    Investment     New
                   Fund of    Trust of   Fund of     Company   Perspective  SMALLCAP     Buckeye
                    America   America    America     of            Fund     World         Stock    Participant  Unallocated
                                                     America                Fund          Fund       Loans        Funds       Total
                   -----------------------------------------------------------------------------------------------------------------

Investments, at
 fair value:
  Shares in
    registered
    investment
    companies       $37,787   $      -  $1,077,369  $2,201,302 $1,755,729 $1,185,588    $     -     $      -    $     -   $6,257,775
  Cash and cash
    equivalents           -    603,870           -           -          -          -          -            -     45,007      648,877
  Participant loans       -          -           -           -          -          -          -      414,011          -      414,011
  Common stock of
    Buckeye
    Technologies
    Inc.                  -          -           -           -          -          -     50,185            -          -       50,185
                    ----------------------------------------------------------------------------------------------------------------
Net assets
  available
  for benefits      $37,787   $603,870  $1,077,369  $2,201,302 $1,755,729 $1,185,588    $50,185     $414,011    $45,007   $7,370,848
                    ================================================================================================================

See accompanying notes.



                                       Alpha Cellulose Corporation Cash Option Thrift Plan

                         Statement of Changes in Net Assets Available for Benefits, With Fund Information

                                  For the six months ended July 1, 1998
                                                                                          Non-Participant
                                             Participant Directed                           Directed
                      ------------------------------------------------------------------  ---------------
                                    Cash
                        Bond     Management  Growth    Investment     New                  Buckeye
                       Fund of    Trust of   Fund of    Company   Perspective  SMALLCAP     Stock      Participant Unallocated
                       America    America    America   of America     Fund    World Fund    Fund         Loans      Funds     Total
                      --------------------------------------------------------------------------------------------------------------

Additions to net
 assets attributed
 to:
  Investment income:
   Net appreciation
     (depreciation)
     in fair value
     of investments   $  (750)  $ (4,640)  $ 141,770   $210,124    $282,367    $71,333  $   779       $     -    $    -  $   700,983
   Interest and
     dividend income    2,442     23,072           -     42,605       9,720          -        -         15,654         -      93,493
  Contributions:
   Participants'        2,607     14,037      19,751     46,615      35,588     23,942        -              -   (32,261)    110,279
   Employer's           1,085      7,067      11,780     27,276      22,160     15,551        -              -   (12,746)     72,173
                      --------------------------------------------------------------------------------------------------------------
  Total contributions   3,692     21,104      31,531     73,891      57,748     39,493        -              -   (45,007)    182,452
                      --------------------------------------------------------------------------------------------------------------
Total additions         5,384     39,536     173,301    326,620     349,835    110,826      779         15,654   (45,007)    976,928
Deductions from net
  assets attributed to:
  Benefit payments     19,475    461,963     193,368    705,420     450,402    219,174    1,780          1,823         -   2,053,405
                      --------------------------------------------------------------------------------------------------------------
Net increase
 (decrease) prior to
  transfer to
  Buckeye Retirement
  Plus Plan and
  interfund transfers (14,091)  (422,427)    (20,067)  (378,800)   (100,567)  (108,348)  (1,001)        13,831   (45,007)(1,076,477)
Transfer to Buckeye
  Retirement Plus
  Plan                (21,763)  (806,951) (1,033,108)(1,609,479) (1,381,829)  (881,172) (50,869)      (509,200)        - (6,294,371)
Interfund transfers,
  net                  (1,933)   625,508     (24,194)  (213,023)   (273,333)  (196,068)   1,685         81,358         -          -
                      --------------------------------------------------------------------------------------------------------------
Net (decrease)        (37,787)  (603,870) (1,077,369)(2,201,302) (1,755,729)(1,185,588) (50,185)      (414,011)  (45,007)(7,370,848)

Net assets available
 for benefits:
  Beginning of year    37,787    603,870   1,077,369  2,201,302   1,755,729  1,185,588   50,185        414,011    45,007  7,370,848
                      --------------------------------------------------------------------------------------------------------------
  End of year         $     -   $      -  $        - $        -  $        - $        -  $     -      $       -  $      - $        -
                      ==============================================================================================================



See accompanying notes.

               Alpha Cellulose Corporation Cash Option Thrift Plan

                          Notes to Financial Statements

                                  July 1, 1998



1. Description of the Plan

Effective July 1, 1998, the Alpha Cellulose Corporation Cash Option Thrift Plan (the Plan) merged with the Buckeye Retirement Plus Plan (Buckeye Plan). The following description of the Plan provides only general information. Participants should refer to the Buckeye Plan document for a more complete description of the Buckeye Plan's provisions.

General

The Plan, as amended, is a defined contribution plan covering all employees of Buckeye Lumberton Corporation (the Company), formerly Alpha Cellulose
Corporation, a subsidiary of Buckeye Technologies Inc. (the Plan Sponsor). Employees are eligible to participate in the Plan effective January 1 or July 1 after the date on which the employee completes six months of service. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants make contributions to the Plan by salary deductions of 2% to 15% of their compensation, subject to certain Internal Revenue Code limitations. The Company matches participant's contributions up to 5% of the participant's compensation. Effective March 31, 1997, the Company may, at its discretion, make special company contributions to be allocated to each active participant. A participant's special company contribution account is immediately fully vested and not subject to participant-directed decisions.

Participant's Accounts

Each participant's account is credited with the participant's contributions and an allocation of (1) the Company's contribution and (b) Plan earnings and appreciation in the value of investments. Forfeited balances of terminated participants' nonvested accounts are used to reduce future contributions by the Plan Sponsor.

               Alpha Cellulose Corporation Cash Option Thrift Plan

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions and special company contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on the number of years of continuous service according to the following schedule:

                                                     Vesting
                             Years of Service      Percentage
                             ------------------ ------------------

                                Less than 3              0%
                                     3                  20
                                     4                  40
                                     5                  60
                                     6                  80
                                     7                 100

Participant Loans

Participants may borrow from their fund accounts up to a maximum equal to the lesser of 50 percent of their vested account balances or $50,000. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participant Loans Fund. The maximum loan term is five years. The loans are secured by the balance in the participant's account and bear interest at prime rate plus one percent. Principal and interest is paid through payroll deductions.

Benefits

Participants are eligible to receive distributions from the Plan upon normal retirement at age 65 or early retirement as defined, death, permanent disability or termination of employment, if vested. The forms of payment available include annuities, installments and single lump-sum payments.

Per amendment to the Plan, participants were allowed to elect in-service distributions from a portion of their accounts prior to the merger of the Plan with the Buckeye Plan.

Withdrawals During Employment

A participant may elect to withdraw the lesser of his salary reduction contribution account balance or the amount necessary to satisfy a financial hardship. The withdrawal shall be authorized only in the event of an "immediate and heavy financial need" in an amount "necessary to satisfy the hardship," as defined by the Internal Revenue Code (the IRC).

Administrative Costs

Administrative costs of the Plan are paid by the Company at its discretion, and are not reflected in the Plan's financial statements.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition

Investments are stated at fair market value (based on quoted market prices), with the change in the carrying value reported as the net change in unrealized appreciation or depreciation in the aggregate fair value of investments. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Participant loans are valued at cost which approximates fair value.

Participants who elect to invest in the Buckeye Stock Fund are assigned units. Unit values are computed daily based on the market value of the assets in the fund.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. Investments

Participants may choose to invest their monies among the seven investment options available which have varying degrees of risk.

4. Party-in-Interest Transactions

A special contribution to all eligible participants was made during 1997 to purchase 5,420 shares of the Plan Sponsor's common stock.

5. Plan Termination

Although it has not expressed any intention to do so, the Company has the right, at any time, to terminate the Plan by delivering to the Trustee and the administrator written notice of such termination. Upon termination, all amounts credited to the affected participants' accounts shall become 100% vested and will not thereafter be subject to forfeiture, and all unallocated amounts shall be allocated to the accounts of all participants in accordance with the plan provisions.

6. Income Tax Status

The Internal Revenue Service has ruled on October 26, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code
(IRC) and, therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. The Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


                                       Alpha Cellulose Corporation Cash Option Thrift Plan

                                                          EIN 56-1882960
                                                         Plan Number 002

                                          Line 27d--Schedule of Reportable Transactions

                                                  Six months ended July 1, 1998



                                                                                                          Current Value of    Net
                                                                   Purchase      Selling      Cost of         Asset on      Gain or
     Identity of Party Involved         Description of Asset        Price        Price         Asset      Transaction Date   (Loss)

------------------------------------- -------------------------- ------------- ------------ ------------- ---------------- ---------

Category (i) -single transactions in
 excess of 5 percent of plan assets:

New Perspective Fund, Inc.               18,969 shares sold      $        -    $  407,838    $  370,368      $  407,838     $ 37,470
Growth Fund of America                   48,016 shares sold               -     1,032,334       904,850       1,032,334      127,484
Cash Management Trust of America        459,274 units sold                -       459,274       459,274         459,274            -
Cash Management Trust of America        806,951 units sold                -       806,951       806,951         806,951            -
Cash Management Trust of America      1,917,026 units purchased   1,917,026             -     1,917,026       1,917,026            -
New Perspective Fund, Inc.               60,467 shares sold               -     1,380,453     1,182,417       1,380,453      198,036
SMALLCAP World Fund                      31,845 shares sold               -       880,183       832,744         880,183       47,438
Investment Company of America            21,813 shares sold               -       653,314       626,414         653,314       26,900
Investment Company of America            51,239 shares sold               -     1,606,841     1,478,775       1,606,841      128,066

Category (iii)-series of transactions
in excess of 5 percent of plan assets:

Cash Management Trust of America      3,299,365 units purchased   3,299,565             -     3,299,565       3,299,465            -
Cash Management Trust of America      3,855,236 units sold                -     3,855,236     3,855,236       3,855,236            -
Growth Fund of America                    2,106 shares purchased     48,235             -        48,235          48,235            -
Growth Fund of America                   60,017 shares sold               -     1,267,339     1,125,603       1,267,339      141,734
Investment Company of America            18,520 shares purchased    592,835             -       592,835         592,835            -
Investment Company of America            97,861 shares sold               -     3,004,180     2,794,141       3,004,180      210,041
New Perspective Fund, Inc.                6,587 shares purchased          -     2,180,411     1,898,113       2,180,411      282,298
New Perspective Fund, Inc.               97,224 shares sold         143,385             -       143,385         143,385            -
SMALLCAP World Fund                       3,909 shares purchased          -     1,365,480     1,294,192       1,365,480       71,284
SMALLCAP World Fund                      49,543 shares sold         108,608             -       108,608         108,608            -

There were no category (ii) or (iv) transactions.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee for Buckeye Technologies Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPHA CELLULOSE CORPORATION CASH OPTION THRIFT PLAN



By:     /s/ DAVID H. WHITCOMB
   --------------------------------
David H. Whitcomb, Senior Vice President, Finance and Accounting

Date: December 21, 1998